Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three and six months ended June 30, 2019 and 2018

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statement of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	June 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents		$163,683	$192,235
Trade and other receivables	6	40,493	38,524
Inventories	7	29,913	29,311
Prepaid expenses and other current assets		3,704	1,523

Total current assets		237,793	261,593
Non-current assets:
Property, plant and equipment	8	36,390	21,620
Intangible assets	9	7,287	8,285
Goodwill		40,287	40,287
Investments	10	23,633	13,994
Other non-current assets		334	321
Total assets		345,724	346,100
Liabilities and Equity
Current liabilities:
Trade and other payables	11	$20,730	$21,154
Deferred revenue	12	21,238	16,681
Provisions and other current liabilities	13	9,831	9,243
Current lease liability	14	2,234	631

Total current liabilities		54,033	47,709
Non-current liabilities:
Non-current lease liability	14	18,436	5,064
Deferred gain on lease liability	14	2,358	2,566
Provisions and other non-current liabilities	13	1,656	3,862
Employee future benefits		4,382	4,299
Total liabilities		80,865	63,500
Equity:
Share capital	15	1,176,362	1,174,889
Contributed surplus	15	291,058	291,260
Accumulated deficit		(1,203,395)	(1,184,400)
Foreign currency reserve		834	851
Total equity		264,859	282,600
Total liabilities and equity		$345,724	$346,100
See accompanying notes to condensed consolidated interim financial statements.
Approved on behalf of the Board:

“Doug Hayhurst”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statement of Loss and Other Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2019	2018	2019	2018

Revenues:
Product and service revenues	16	$23,651	$26,445	$39,659	$46,535
Cost of product and service revenues		18,101	17,035	31,906	30,501
Gross margin		5,550	9,410	7,753	16,034

Operating expenses:
Research and product development		5,332	6,902	11,366	13,846
General and administrative		2,909	3,558	5,842	7,245
Sales and marketing		1,840	2,058	3,519	4,036
Other expense	17	68	30	149	96
Total operating expenses		10,149	12,548	20,876	25,223
Results from operating activities		(4,599)	(3,138)	(13,123)	(9,189)
Finance income (loss) and other	18	945	(969)	1,778	(244)
Finance expense	18	(368)	(127)	(724)	(259)
Net finance income (loss)		577	(1,096)	1,054	(503)
Loss on sale of assets	19	—	—	(1,995)	—
Equity in loss of investment in joint venture and associates	10 & 20	(2,949)	(84)	(4,925)	(130)
Loss before income taxes		(6,971)	(4,318)	(18,989)	(9,822)
Income tax expense		—	(5)	(6)	(1)
Net loss for period		$(6,971)	$(4,323)	$(18,995)	$(9,823)

Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		21	660	(17)	384
Total comprehensive loss for period		$(6,950)	$(3,663)	$(19,012)	$(9,439)

Basic and diluted loss per share
Loss per share for the period		$(0.03)	$(0.02)	$(0.08)	$(0.06)
Weighted average number of common shares outstanding		232,469,279	178,727,188	232,242,127	178,453,067
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statement of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

	Ballard Power Systems Inc. Equity
					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2018	231,891,643	$1,174,889	$291,260	$(1,184,400)	$851	$282,600
Net loss	—	—	—	(18,995)	—	(18,995)
Options exercised (note 15)	353,247	936	(347)	—	—	589
RSUs redeemed (note 15)	383,722	537	(1,546)	—	—	(1,009)
Share-based compensation (note 15)	—	—	1,691	—	—	1,691
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(17)	(17)
Balance, June 30, 2019	232,628,612	$1,176,362	$291,058	$(1,203,395)	$834	$264,859

	Ballard Power Systems Inc. Equity
					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2017	178,062,667	$986,497	$290,536	$(1,157,382)	$204	$119,855
Net loss				(9,823)		(9,823)
Options exercised (note 15)	475,452	1,252	(469)	—	—	783
RSUs redeemed (note 15)	132,053	325	(745)	—	—	(420)
Warrants exercised	122,563	184	—	—	—	184
Share-based compensation (note 15)	—	—	1,890	—	—	1,890
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	384	384
Balance, June 30, 2018	178,792,735	$988,258	$291,212	$(1,167,205)	$588	$112,853
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statement of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Six months ended June 30,
	Note	2019	2018
Cash provided by (used in):
Operating activities:
Net loss for the period		$(18,995)	$(9,823)
Adjustments for:
Share-based compensation	15	1,691	1,512
Employee future benefits		112	112
Employee future benefits plan contributions		(29)	(76)
Depreciation and amortization		3,520	2,596
Loss (gain) on decommissioning liabilities	13	85	(62)
Loss on sale of assets	19	1,995	—
Amortization of deferred lease inducement	13	—	(279)
Unrealized loss (gain) on forward exchange contracts		(748)	571
Lease interest paid	14	695	—
Adjusted equity in loss of investment in joint venture and associates	10 & 20	4,925	1,027
		(6,749)	(4,422)
Changes in non-cash working capital:
Trade and other receivables		(4,043)	(2,677)
Inventories		(602)	(10,863)
Prepaid expenses and other current assets		(2,194)	(71)
Trade and other payables		(392)	(7,607)
Deferred revenue		4,557	454
Warranty provision		676	1,042
		(1,998)	(19,722)
Cash used in operating activities		(8,747)	(24,144)

Investing activities:
Additions to property, plant and equipment		(4,872)	(1,953)
Net proceeds on sale of property, plant, and equipment		5	—
Investment in joint venture and associates	10 & 20	(14,510)	—
Cash used in investing activities		(19,377)	(1,953)

Financing activities:
Principal payments of lease liabilities	14	(1,000)	(303)
Net proceeds on issuance of share capital from stock option exercises	15	589	783
Net proceeds on issuance of share capital from warrant exercises		—	184
Cash provided by (used in) financing activities		(411)	664

Effect of exchange rate fluctuations on cash and cash equivalents held		(17)	384

Decrease in cash and cash equivalents		(28,552)	(25,049)
Cash and cash equivalents, beginning of period		192,235	60,255
Cash and cash equivalents, end of period		$163,683	$35,206

Supplemental disclosure of cash flow information (note 21).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.    Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane (“PEM”) fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power /Unmanned Aerial Vehicle ("UAV"), Material Handling and Backup Power, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three and six months ended June 30, 2019 comprises the Corporation and its subsidiaries.

2.	Basis of preparation:

(a)	Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those significant accounting policies followed in the most recent annual consolidated financial statements except as noted below, and therefore should be read in conjunction with the December 31, 2018 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on July 31, 2019.

(b)	Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Financial assets classified as measured at: amortized cost; fair value through other comprehensive income (FVOCI); fair value through profit or loss (FVTPL); and

•	Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)    Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.	Basis of preparation (cont'd):

(d)	Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, financial assets including impairment of trade and other receivables, lease recognition, employee future benefits, and income taxes. These estimates and judgments are discussed further in note 5.

(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable. There are various risks and uncertainties affecting the Corporation including, but not limited to, the market acceptance and rate of commercialization of the Corporation’s products, the ability of the Corporation to successfully execute its business plan, and general global economic conditions, certain of which are beyond the Corporation’s control.

The Corporation’s strategy to mitigate these risks and uncertainties is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.	Significant accounting policies:

Except as described below, the accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2018.

The Corporation has initially adopted IFRS 16 Leases and IFRIC Interpretation 23 Uncertainty over Income Tax Treatments from January 1, 2019. A number of other new standards are also effective from January 1, 2019 but they did not have a material impact on the Corporation's financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.	Significant accounting policies (cont'd):

IFRS 16 LEASES

IFRS 16 Leases introduced a single, on-balance sheet accounting model for lessees. As a result, the Corporation, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets, and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

The Corporation has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4 Determining whether an Arrangement contains a Lease. The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of changes is disclosed in Note 4.

Accounting policy applicable from January 1, 2019

At inception of a contract, the Corporation assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:

•
the contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	the Corporation has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•
the Corporation has the right to direct the use of the asset. The Corporation has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where all the decisions about how and for what purpose the asset is used are predetermined, the Corporation has the right to direct the use of the asset if either:

◦	the Corporation has the right to operate the asset; or

◦	the Corporation designed the asset in a way that predetermines how and for what purpose it will be used.

This policy is applied to contracts entered into, or changed, on or after January 1, 2019.

i.As a Lessee

The Corporation recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.	Significant accounting policies (cont'd):

IFRS 16 LEASES (cont'd)

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise:

•Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;
•Amounts expected to be payable under a residual value guarantee; and

•
The exercise price under a purchase option that the Corporation is reasonably certain to exercise, lease payments in an optional renewal period if the Corporation is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Corporation is reasonably certain not to terminate early.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Corporation presents right-of-use assets in ‘Property, plant and equipment’ and lease liabilities in ‘Lease liability’ in the statement of financial position.

The Corporation has elected not to recognize right-of-use assets and lease liabilities for short-term leases of properties, equipment and vehicles that have a lease term of 12 months or less. The Corporation recognizes the lease payments associated with these leases as an operating expense on a straight-line basis over the lease term.

ii.As a Lessor

When the Corporation is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset, and makes an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards of ownership incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Corporation considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.	Significant accounting policies (cont'd):

IFRS 16 LEASES (cont'd)

The Corporation recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as operating expense.

The accounting policies applicable to the Corporation as a lessor in the comparative period were not different from IFRS 16. However, when the Corporation was an intermediate lessor the sub-leases were classified with reference to the underlying asset.

Accounting policy applicable before January 1, 2019

Leases where the Corporation assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and not recognized in the statement of financial position.

Minimum lease payments made under finance leases are apportioned between finance expense and reduction of the outstanding liability. Finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Payments made under operating leases are recognized in income on a straight-line basis over the term of the lease. Lease incentives received are recognized as a reduction to the lease expense over the term of the lease.

4.	Changes in accounting policies:

IFRS 16 LEASES

The Corporation has adopted IFRS 16 Leases using the modified retrospective approach from January 1, 2019, and therefore has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in retained earnings at January 1, 2019. There was no adjustment to retained earnings as a result of this change in accounting policy.

The Corporation has elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Corporation relied on its assessment made applying IAS 17 and IFRIC 4. The definition of a lease under IFRS 16 Leases was applied only to contracts entered into or changed on or after January 1, 2019.

On adoption of IFRS 16, the Corporation recognized lease liabilities in relation to leases which had previously been classified as "operating lease" under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the Corporation’s incremental borrowing rate as of January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Changes in accounting policies (cont'd):

IFRS 16 LEASES (cont'd)

The Corporation used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•Applied a single discount rate to a portfolio of leases with reasonably similar characteristics;
•Relied on previous assessments on whether leases are onerous;

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term;

•	Excluded initial direct costs for the measurement of the right-of-use asset at the date of initial application;

•	Applied hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

For leases previously classified as finance leases, the Corporation recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

Under IFRS 16, the Corporation is required to assess the classification of a sub-lease with reference to the right-of-use asset, not the underlying asset. On transition, the Corporation concluded that sub-lease contracts previously classified as operating leases under IAS 17 are also operating leases under IFRS 16.

Under IFRS 16, the Corporation continues to account for the sale-and-leaseback transaction for the manufacturing, research and office facility in Burnaby, BC completed in 2010 as a sale-and-leaseback transaction. At the time of the transaction, it was concluded that the building component of the sale-and-leaseback qualified as a finance lease and the land component was bifurcated and treated as an operating lease. As such, there is no adjustment to the right-of-use asset and the related lease liability of the building component upon transition. However, as the land component now meets the definition of a right-of-use asset under IFRS16, the land component of the sale-and-leaseback transaction has now been accounted for as a finance lease with the land component now recognized as a right-of-use asset with a related lease liability recognized.

On transition to IFRS 16, the Corporation recognized additional right-of-use assets and lease liabilities, and reduced prepaid expenses, accrued liabilities and deferred lease inducements. The impact on transition is summarized below.

January 1, 2019
Right-of-use assets	$11,434
Prepaid expenses	(20)
Accrued liabilities	282
Deferred lease inducements	2,292
Lease liability	(13,988)

When measuring lease liabilities for leases that were classified as operating leases, the Corporation discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied is 7%.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

4.	Changes in accounting policies (cont'd):

January 1, 2019
Operating lease commitment disclosed as at December 31, 2018	$17,770
Discounted using the lessee's incremental borrowing rate as at the date of initial application	14,110
Add: Finance lease liabilities previously recognized as at December 31, 2018	5,695
Less: Short term leases not recognized under IFRS 16	(122)
Lease liability recognized as at January 1, 2019	$19,683

IFRIC INTERPRETATION 23 UNCERTAINTY OVER INCOME TAX TREATMENTS

IFRIC Interpretation 23 Uncertainty over Income Tax Treatments provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation requires:

•	An entity to contemplate whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution;

•An entity to determine if it is probable that the tax authorities will accept the uncertain tax treatment; and

•
If it is not probable that the uncertain tax treatment will be accepted, measure the tax uncertainty based on the most likely amount of expected value, depending on whichever method better predicts the resolution of the uncertainty.

The adoption of IFRIC Interpretation 23 Uncertainty over Income Tax Treatments did not have a material impact on the Company’s financial statements.

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(a)	Revenue recognition:
On long-term fixed price contracts, revenues are recorded over time typically on a percentage-of-completion basis, which consists of recognizing revenue for a performance obligation on a given contract proportionately with its percentage of completion at any given time. The percentage of completion is determined by dividing the cumulative costs incurred as at the balance sheet date by the sum of incurred and anticipated costs for completing a contract. The cumulative effect of changes to anticipated revenues and anticipated costs for completing a contract are recognized in the period in which the revisions are identified. If the anticipated costs exceed the anticipated revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

•
The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.

•
The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration to which the Corporation expects to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that the Corporation's estimates of the work required to complete a contract may change.

(b)	Asset impairment:
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.
These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s business.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(c)    Warranty provision:
A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.
(d)    Inventory provision:
In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have an negative impact on the value of inventory on hand, appropriate provision are made.
If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.
(e)    Financial assets including impairment of trade and other receivables:

An Expected Credit Loss ("ECL") model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Corporation's financial assets that are measured at amortized cost and subject to the ECL model consist primarily of trade and other receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

•	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and

•	Lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation has elected to measure loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Corporation’s historical experience and informed credit assessment and including forward-looking information.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(e)    Financial assets including impairment of trade and other receivables (cont'd):

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, the Corporation assesses whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in the statement of profit or loss.

(f)    Lease recognition:

The Corporation applies judgment in determining whether a contract contains an identified asset. The identified asset should be physically distinct or represent substantially all of the capacity of the asset, and should provide the right to substantially all of the economic benefits from the use of the asset. The Corporation also applies judgment in determining whether or not it has the right to control the use of the identified asset. It has that right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, it has the right to direct the use of the asset if it has the right to operate the asset or if the asset is designed in a way that predetermines how and for what purpose the asset will be used.

The Corporation applies judgment in determining the incremental borrowing rate used to measure its lease liability for each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest that would have to be paid to borrow at a similar term and with a similar security.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Corporation has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. At lease commencement, it assesses whether it is reasonably certain to exercise any of the extension options based on its expected economic return from the lease. The Corporation periodically reassess whether it is reasonably certain to exercise the options and accounts for any changes at the date of the reassessment. The assessment of whether the Corporation is reasonably certain to exercise such options impacts the lease term which significantly affects the amount of lease liabilities and right-of-use assets recognized. The Corporation estimates the lease term by considering the facts and circumstances that can create an economic incentive to exercise an extension option, or not exercise a termination option. Certain qualitative and quantitative assumptions are made when deriving the value of the economic incentive.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont'd):

(g)    Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

(h)    Income taxes:
Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period that includes the substantive enactment date. Management reviews the deferred income tax assets at each reporting period and records adjustments to the extent that it is no longer probable that the related tax benefit will be realized. In circumstances in which there is uncertainty over income tax treatments for current and / or deferred tax liabilities and asset, management contemplates whether uncertain tax treatments should be considered separately, or together as a group, based on which approach provides better predictions of the resolution. Management then determines if it is probable that the tax authorities will accept the uncertain tax treatment; and if it is not probable that the uncertain tax treatment will be accepted, the tax uncertainty is measured based on the most likely amount of expected value, depending on whichever method better predicts the resolution of the uncertainty. The Corporation has not recorded any deferred income tax assets on its consolidated statement of financial position.

6.	Trade and other receivables:

	June 30,	December 31,
	2019	2018
Trade accounts receivable	$17,921	$21,724
Other receivables	6,529	7,706
Contract assets	16,043	9,094
	$40,493	$38,524

Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at June 30, 2019 for engineering services and technology transfer services.

Contract assets	June 30, 2019
At January 1, 2019	$9,094
Additions to contract assets	8,537
Invoiced during the period	(1,588)
At June 30, 2019	$16,043

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.	Inventories:

During the three and six months ended June 30, 2019, the write-down of inventories to net realizable value amounted to $585,000 and $940,000 (2018 – $378,000 and $444,000), respectively. Reversals of previously recorded write-downs amounting to $52,000 and $285,000 (2018 – $73,000 and $118,000) were recorded during the three and six months ended June 30, 2019, resulting in a net write-down of $533,000 and $655,000 (2018 – $305,000 and $326,000). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending upon the nature of inventory.

8.	Property, plant and equipment:

June 30,
2019
Property, plant and equipment owned	$20,016
Right-of-use assets	16,374
$36,390

The Corporation leases certain assets including land and buildings, office equipment, and vehicles (note 14).

Right-of-use assets	Property	Equipment	Vehicles	Total
At January 1, 2019	$16,254	$76	$111	$16,441
Additions	1,164	—	31	1,195
Depreciation expense	(1,231)	(11)	(20)	(1,262)
At June 30, 2019	$16,187	$65	$122	$16,374

9.	Intangible assets:

		June 30,	December 31,
		2019	2018
Intellectual property acquired from United Technology Corporation		$1,193	$1,417
Intellectual property acquired from H2 Logic A/S		—	43
Intellectual property acquired from Protonex		762	787
Internally generated fuel cell intangible assets		953	1,199
ERP management reporting software system		4,369	4,825
Intellectual property acquired by Ballard Power Systems Europe A/S		10	14
		$7,287	$8,285

		Accumulated	Net carrying
	Cost	amortization	amount
At January 1, 2019	$60,409	$52,124	$8,285
Amortization expense	—	998	(998)
At June 30, 2019	$60,409	$53,122	$7,287

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.	Intangible assets (cont'd):

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three and six months ended June 30, 2019, amortization expense of $497,000 and $998,000 (2018 - $617,000 and $1,236,000) was recorded.

10.    Investments:

	June 30,	December 31,
	2019	2018
Investment in Weichai Ballard JV	$23,628	$13,989
Investment in Synergy Ballard JVCo	—	—
Other	5	5
	$23,633	$13,994

For the three and six months ended June 30, 2019, equity in loss of investment in joint venture and associates of $2,949,000 and $4,925,000 (2018 - $84,000 and $130,000 ) was recorded.

Investment in Weichai Ballard JV

	June 30,	December 31,
Investment in Weichai Ballard JV	2019	2018
Beginning balance	$13,989	$—
Incorporation costs	4	320
Capital contribution	14,506	14,286
Deferral of 49% profit on inventory not yet sold or consumed	(25)	—
Equity in loss	(4,846)	(617)
Ending balance	$23,628	$13,989

Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV") is an associate in which the Corporation has significant influence and a 49% ownership interest.

The following table summarizes the financial information of Weichai Ballard JV as included in its own financial statements as of June 30, 2019, adjusted for foreign exchange differences, the application of the Corporation's accounting policies and the Corporation's incorporation costs.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

10.    Investments (cont'd):

June 30,
2019
Percentage ownership interest	49%
Cash	$38,020
Prepaid expenses and other current assets	15,785
Trade and other payables	(6,821)
Net assets (100%)	$46,984
Corporation's share of net assets (49%)	23,022
Incorporation costs	324
Foreign exchange	282
Carrying amount of investment in Weichai Ballard JV	$23,628

Six months ended June 30,
2019
Operating expenses	$10,225
Finance income and other	(337)
Income tax expense	2
Net loss (100%)	$9,890
Corporation's share of net loss (49%)	$4,846
During the three months ended March 31, 2019, the Corporation made a committed capital contribution of $14,506,000 (RMB 98,000,000 equivalent) to Weichai Ballard JV.
At June 30, 2019, as specified in the Equity Joint Venture Agreement, the Corporation is committed to future capital contributions to Weichai Ballard JV as follows:

Less than 1 year (RMB 135,975,000)	$19,798
1-3 years (RMB 186,200,000)	27,111
4-5 years (RMB 20,825,000)	3,032
Total capital contributions (RMB 343,000,000)	$49,941

Investment in Synergy Ballard JVCo

	June 30,	December 31,
Investment in Synergy Ballard JVCo	2019	2018
Beginning balance	$—	$676
Recognition (deferral) of 10% profit on inventory sold to third party, net	79	(139)
Equity in loss	(79)	(537)
Ending balance	$—	$—

Guangdong Synergy Ballard Hydrogen Power Co., Ltd. ("Synergy Ballard JVCo") is an associate in which the Corporation has significant influence and a 10% ownership interest.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

11.	Trade and other payables:

	June 30,	December 31,
	2019	2018
Trade accounts payable	$10,602	$6,924
Compensation payable	5,281	8,505
Other liabilities	4,549	5,327
Taxes payable	298	398
	$20,730	$21,154

12.    Deferred revenue:

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

Deferred revenue	June 30, 2019
At January 1, 2019	$16,681
Additions to deferred revenue	10,228
Revenue recognized during the period	(5,671)

At June 30, 2019	$21,238

13.    Provisions and other liabilities:

	June 30,	December 31,
	2019	2018
Restructuring provision (note 17)	$103	$191
Warranty provision	9,728	9,052
Current	$9,831	$9,243

Decommissioning liabilities provision	$1,656	$1,570
Lease inducement	—	2,292
Non-Current	$1,656	$3,862

Other: Decommissioning liabilities

A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at June 30, 2019, total decommissioning liabilities amounted to $1,656,000 (December 31, 2018 - $1,570,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.    Provisions and other liabilities (cont'd):

Other: Lease inducement

A lease extension and modification agreement was signed in December 2017 for the Corporation's manufacturing building that eliminated the previously accrued decommissioning liability at the end of the new 10-year lease term. The contractual elimination of the decommissioning liability for this building was being treated as a lease inducement and was originally deferred and amortized on a straight-line basis over the amended 10-year lease term commencing January 2018. At January 1, 2019, this deferred lease inducement was reclassified to right-of-use assets as per IFRS 16 Leases (notes 3 and 4).

14.	Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have imputed interest rates ranging from 3.90% to 9.45% per annum and expire between May 2020 and December 2027.

	June 30,	December 31,
	2019	2018
Property	$2,172	$631
Equipment	23	—
Vehicle	39	—
Lease Liability, Current	$2,234	$631

Property	$18,310	$5,064
Equipment	44	—
Vehicle	82	—
Lease Liability, Non-Current	$18,436	$5,064

Lease Liability	$20,670	$5,695

The Corporation is committed to minimum lease payments as follows:

Maturity Analysis	June 30,
2019
Less than one year	$3,592
One to five years	14,686
More than five years	8,151
Total undiscounted lease liabilities	$26,429

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.	Lease liability (cont'd):

The adoption of IFRS 16 Leases had the following impact for the six months ended June 30, 2019.

June 30,
Amounts recognized in profit or loss	2019
Interest on lease liabilities	$695
Income from sub-leasing right-of-use assets	777
Expenses relating to short-term leases	96

Amounts recognized in the statement of cash flows
Interest paid	$695
Principal payments of lease liabilities	1,000
Expenses relating to short-term leases	96
Total cash outflow for leases	$1,791

Deferred gains were also recorded on closing of the finance lease agreements and are amortized over the finance lease term. At June 30, 2019, the outstanding deferred gain was $2,358,000 (December 31, 2018 – $2,566,000).

15.    Equity:

(a)    Share capital:

At June 30, 2019, 232,628,612 common shares were issued and outstanding.

(b)    Share-based compensation:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Option Expense	$513	$419	$961	$752
DSU Expense	70	94	141	128
RSU Expense	315	339	589	632
Total Share-based Compensation (included in net loss)	$898	$852	$1,691	$1,512
2017 DSU Expense (issued in 2018)	—	—	—	378
Total Share-based Compensation (per statement of equity)	$898	$852	$1,691	$1,890

(c)	Share options:

Options for common shares
At January 1, 2019	5,133,461
Options granted	1,260,521
Options exercised	(353,247)
Options cancelled	(60,334)
At June 30, 2019	5,980,401

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

15.    Equity (cont'd):

(c)	Share options (cont'd):

During the three and six months ended June 30, 2019, 283,581 and 353,247 (2018 – 163,831 and 475,452) options were exercised for proceeds of $484,000 and $589,000 (2018 – $279,000 and $783,000).

During the three and six months ended June 30, 2019, options to purchase nil and 1,260,521 (2018 – 518,000 and 1,639,019) common shares were granted with a weighted average fair value of $1.38 (2018 – $1.31 and $1.70). All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.

The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Six months ended June 30,
	2019	2018
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	57%	64%
Risk-free interest rate	2%	2%

As at June 30, 2019 and 2018, options to purchase 5,980,401 and 5,789,587 common shares, respectively, were outstanding. During the three and six months ended June 30, 2019, compensation expense of $513,000 and $961,000 (2018 – $419,000 and $752,000) were recorded in net loss, based on the grant date fair value of the options recognized over the vesting period.

(d)	Deferred share units:

DSUs for common shares
At January 1, 2019	747,213
DSUs granted	39,990
At June 30, 2019	787,203

During the three and six months ended June 30, 2019, $70,000 and $141,000 of compensation expense was recorded in net loss relating to 17,229 and 39,990 deferred share units ("DSUs") granted during the period.

During the three and six months ended June 30, 2018, $94,000 and $128,000 of compensation expense, respectively, was recorded in net loss relating to DSUs granted during the period and net of a $45,000 adjustment relating to DSUs granted in 2017 but issued in 2018.

As at June 30, 2019, 787,203 deferred share units were outstanding (2018 - 1,007,328).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

15.    Equity (cont'd):

(e)	Restricted share units:

Restricted share units ("RSUs") are granted to certain employees and executives. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specific performance criteria. A performance factor adjustment is made if there is an over-achievement of specified performance criteria, resulting in additional RSUs being converted and likewise if there is an under achievement of specified performance criteria, a lower number of RSUs will be converted.

RSUs for common shares
At January 1, 2019	1,778,192
RSUs granted	444,617
RSU performance factor adjustment	(192,016)
RSUs exercised	(722,638)
At June 30, 2019	1,308,155

During 2019, 444,617 RSUs were issued (2018 - 355,563). The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant. During the three and six months ended June 30, 2019, compensation expense of $315,000 and $589,000 (2018 – $339,000 and $632,000) was recorded in net loss.

During the three and six months ended June 30, 2019, 29,568 and 722,638 RSUs (2018 - 26,943 and 262,365) were exercised, net of applicable taxes, which resulted in the issuance of 14,735 and 383,722 common shares (2018 - 13,525 and 132,053) resulting in a total impact to equity of $1,009,000 in 2019 and $420,000 in 2018 .

As at June 30, 2019, 1,308,155 restricted share units were outstanding (2018 - 1,845,845).

16.    Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in the Corporation's consolidated financial statements as at and for the year ended December 31, 2018 . The Corporation's revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market (based on location of customer), by market application, and by timing of revenue recognition.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

16.    Disaggregation of revenue (cont'd):

	Three months ended		Six months ended
	June 30,		June 30,
	2019	2018	2019	2018
Geographical markets
China	$8,104	$10,927	$12,145	$19,437
Europe	11,737	9,521	18,598	17,240
North America	3,182	5,350	7,931	8,747
Other	628	647	985	1,111
	$23,651	$26,445	$39,659	$46,535
Market application
Heavy Duty Motive	6,455	13,345	9,015	22,598
Portable Power / UAV	233	2,390	372	4,800
Material Handling	2,799	1,734	6,015	2,148
Backup Power	377	411	820	721
Technology Solutions	13,787	8,565	23,437	16,268
	$23,651	$26,445	$39,659	$46,535
Timing of revenue recognition
Products transferred at a point in time	9,356	16,396	15,139	27,777
Products and services transferred over time	14,295	10,049	24,520	18,758
	$23,651	$26,445	$39,659	$46,535

17.	Other expense:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Net impairment on trade receivables	$—	$30	$—	$30
Restructuring expense	68	—	149	66
	$68	$30	$149	$96

Net impairment loss on trade receivables for the three and six months ended June 30, 2018 was $30,000 relating to a warranty holdback receivable deemed uncollectible.

Restructuring expense of $68,000 and $149,000 (2018 - $nil and $66,000) for the three and six months ended June 30, 2019 relates primarily to cost reduction initiatives.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

18.    Finance income and expense:

	Three months ended June 30,		Six months ended June 30,
	2019	2018	2019	2018
Employee future benefit plan expense	$(56)	$(56)	$(112)	$(112)
Pension administration expense	(1)	(1)	(13)	(13)
Investment and other income	1,006	177	2,104	272
Foreign exchange loss	(4)	(1,089)	(201)	(391)
Finance income (loss) and other	$945	$(969)	$1,778	$(244)

Finance expense	$(368)	$(127)	$(724)	$(259)

19.    Loss on sale of assets:

During the year ended December 31, 2018, the Corporation recorded a loss on sale of assets of $3,957,000 on the divestiture by Protonex of its Power Manager assets after estimating the amount of variable consideration included in the transaction price that is constrained to be $2,000,000, as opposed to the maximum possible earn-out amount of $11,250,000.

During the three months ended March 31, 2019, the Corporation recorded an additional loss on sale of assets of $2,000,000 after adjusting the estimated amount of variable consideration from $2,000,000 to $nil. The estimate of the ultimate transaction price, including the estimate of the final amount of earn-out variable consideration that is considered constrained, will be reassessed each quarter-end during 2019. Any change in the estimated transaction price will result in an adjustment to the above noted loss on sale of assets which will be recognized on a prospective basis.

Various miscellaneous disposals also occurred during the six months ended June 30, 2019, resulting in a gain on sale of property, plant and equipment of $5,000 partially offsetting the loss on sale of assets above, resulting in a net loss on sale of assets of $1,995,000.

20.    Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investees: Weichai Ballard JV and Synergy Ballard JVCo (note 10).

For the three and six months ended June 30, 2019, related party balances and transactions with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

	June 30,	December 31,
Balances with related party - Weichai Ballard JV:	2019	2018
Trade and other receivables	$6,817	$1,123
Investments (note 10)	23,628	13,989
Deferred revenue	15,129	8,875

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three and six months ended June 30, 2019 and 2018
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

20.    Related party transactions (cont'd):

	Three months ended June 30,		Six months ended June 30,
Transactions during the period with related party - Weichai Ballard JV:	2019	2018	2019	2018
Revenues	$6,387	$—	$10,391	$—

For the three and six months ended June 30, 2019, related party balances and transactions with the Corporation's 10% owned equity accounted investee, Synergy Ballard JVCo, were as follows:

	June 30,	December 31,
Balances with related party - Synergy Ballard JVCo:	2019	2018
Trade and other receivables	$42	$481
Investments (note 10)	—	—
Deferred revenue	86	2,021

	Three months ended June 30,		Six months ended June 30,
Transactions during the period with related party - Synergy Ballard JVCo:	2019	2018	2019	2018
Revenues	$1,106	$7,703	$1,106	$15,693

21.	Supplemental disclosure of cash flow information:

Non-cash financing and investing activities:	2019	2018
Write-down of constrained earn-out receivable on sale of assets (note 19)	$(2,000)	$—
Compensatory shares	537	325
Recognition of right-of-use assets (note 4)	11,434	—
Recognition of additional lease liabilities (note 4)	(13,988)	—

22.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on the power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Portable Power / UAV, Material Handling and Backup Power, as well as the delivery of Technology Solutions including engineering services, technology transfer and the licensing and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.